Exhibit 10.1

February 1, 2016

Mr. Robert Hau

Dear Bob:

Thank you for the time and commitment you displayed during the interview process. We are impressed with the depth and breadth of your experience, and believe you will have a positive impact on Fiserv, its clients and shareholders.

We are pleased to offer you the role of Executive Vice President and Chief Financial Officer (CFO). As CFO, you will be one of the most visible leaders in the Company, helping us create value for our key constituents as we aspire to be the most admired company in the financial technology industry.

We have assembled an attractive compensation package which we believe will provide meaningful value for you and your family. As CFO, you will be based in Brookfield, WI and report to me.

Title

Executive Vice President, Chief Financial Officer

Annual Base Salary

$625,000 per year paid semi-monthly in accordance with our regular payroll process.

Sign-On Equity Award

In recognition of the value we believe you will bring to your new role, we will provide you with an upfront equity award granted on your start date with an initial valuation of approximately $5,500,000.

•	$2.5 million of the sign-on equity will be Restricted Stock Units which will vest equally on the third and fourth anniversary of your start date.

•	$3 million of the sign-on equity will be Non-Qualified Stock Options which will vest equally on the third and fourth anniversary of your start date.

Sign-On Cash Award

In furtherance of the value we believe you will bring to Fiserv, the Company will provide you a one-time cash award of $500,000 to be paid within 30 days of your employment start date. In the event that you leave Fiserv within 24 months of your commencement date, you will be required to repay the entire amount.

Annual Cash Incentive Plan (ACIP)

•	You will participate in our annual cash incentive plan with an annual bonus target of $687,500 (110% of your base compensation) and a maximum payout of $1,375,000 (220% of base salary) in each year.

•	Your bonus payout will vary based upon the achievement of designated criteria annually which may include, but not be limited to, company performance, functional performance, individual performance and leadership.

•	Bonus awards as earned will be paid no later than March 15 of the year following the calendar period.

•	You must be employed by the Company on the payment date to receive an ACIP payout for the prior year.

Annual Equity Incentive Plan (AEIP)

•	You will be eligible to participate in our long-term equity plan (AEIP) which is a wealth building program for senior executives designed to reward and compensate you for long-term performance, and align your rewards with that of our shareholders.

•	Your base annual equity target will be $2,000,000 which will be delivered in the form of Restricted Stock Units, Stock Options and Performance Shares with vesting to occur over a three to four year period. Your option award will vary each year based on your performance, that of the Company, and other criteria as determined by the Board of Directors from time to time.

•	All equity is subject to increases and decreases in value based on the share price at the time the award is made and/or vests. You will be eligible for your first annual award in February 2017.

•	The actual award amount will vary based on the assessment of your performance as recommended each year by the CEO and approved by the Fiserv Board of Directors.

Executive Share Ownership

As an executive officer, you will be subject to the Executive Share Ownership program for executives. The plan requires you to hold equity, as defined by the plan, in an amount equal to four times your base salary. You will have five years to meet the share ownership requirements with increments required to be accumulated beginning in year two. Restricted shares and a designated percentage of vested, in-the-money option value, will count toward your holding requirement.

Additional Long-Term Wealth Building

401K Savings Plan

You will be eligible to participate in the Company 401(k) Savings Plan with a match of up to 3% (subject to the IRS limits).

•	Associates may contribute from one to fifty percent of their compensation to the plan on a pre-tax basis depending upon personal circumstances.

•	The Company match is immediate and contributed on a per-pay period basis.

•	You are 100% vested in the money you defer into the 401(k) plan. The matching contributions from Fiserv will vest after you have accrued two years of service.

Employee Stock Purchase Plan (ESPP)

You are eligible to purchase Fiserv stock and may participate in the ESPP at the beginning of the first quarter following your start date.

•	You can purchase stock at a 15% discount to the closing price on the last trading day in the quarter through after-tax payroll deductions.

•	You can contribute from one to ten percent of your base salary up to the allowable IRS maximum.

•	Stock is purchased quarterly and deposited into a personal account administered by Fidelity Investments.

Benefits

You will be provided a comprehensive executive benefits package designed to help provide security for you and your family. Fiserv places a strong emphasis on health and wellness education, and preventive services aimed at helping maintain your health and in becoming an informed consumer. Most of our benefits are effective on your first day of employment. The enclosed 2015 Associate Benefits Summary will provide additional information and specific eligibility requirements.

Post-Termination Benefits

You will participate in the executive severance plan which provides twelve months of severance benefits in the event of a not-for-cause termination. In the event that you are terminated for a reason other than cause, and the initial sign-on equity award granted upon the commencement of your employment is not fully vested, the remaining unvested awards shall vest under this agreement.

Relocation

You will be required to relocate to the Milwaukee area within 12 months of your start date. We will provide you with a full relocation package consistent with that provided to other similarly situated executives in the Company which shall cover all reasonable expenses subject to normal approvals. Should your employment terminate within the first 24 months of your start date for any reason other than a Reduction in Force, you will be liable to reimburse the Company for the costs related to your relocation.

Paid Time-Off (PTO)

As an Executive Vice President participating in the Executive Share Ownership program, you may take personal time off as appropriate subject to Company approval which includes holidays, vacation and sick time. You are not subject to a defined PTO program and there is no carry-forward of time in any period.

Start Date

We anticipate a March 14, 2016 or other mutually acceptable start date. This offer is contingent upon your successful completion of our pre-hire processes including background check and other screens.

Bob, we are excited to have you join the Fiserv leadership team. We believe the possibilities for the Company are tremendous, and believe you will play an important role in our success. We look forward to having you be part of the Fiserv team that is driving the transformation of the financial services industry.

If this offer is acceptable, please sign below and return to me at your earliest convenience.

Very truly yours,

/s/ Jeffery W. Yabuki

Jeffery W. Yabuki

Chief Executive Officer

Enclosures

cc: Kevin Pennington

Acknowledged and accepted:

/s/ Robert Hau	February 5, 2016
Robert Hau	Date